Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the joint proxy statement/prospectus that forms a part of the Registration Statement (Form S-4 No. 333-225242) of Two Harbors Investment Corp. for the registration of shares of its common stock and preferred stock and to the incorporation by reference therein of our reports dated February 27, 2018, with respect to the consolidated financial statements of Two Harbors Investment Corp., and the effectiveness of internal control over financial reporting of Two Harbors Investment Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Minneapolis, MN

June 15, 2018